experian®

Ref: rh

16 May 2007

Corporate Headquarters:
Newenham House
Northern Cross
Malahide Road
Dublin 17
T: 353 1 846 9100
F: 353 1 846 9150
www.experiangroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE Washington, DC 20549
USA


07023751

SUPPL

Ladies and Gentlemen:

Re: Experian Group Limited - 12g3-2(b) Exemption file number 82-35022

Enclosed are documents and a related schedule being furnished to the Securities and Exchange Commission on behalf of Experian Group Limited, a public limited company incorporated under the laws of Jersey, in connection with its exemption, file number 82-35022, from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act.

Yours faithfully

RONAN HANNA
Deputy Company Secretary

Enc.

Experian Group Limited
Registered in Jersey no. 93905
Registered Office:
22 Grenville Street, St. Helier, Jersey, JE4 8PX
Branch registered in Ireland no. 905565
Branch Registered Office:
Newenham House, Northern Cross,
Malahide Road, Dublin 17

ECL001/0

EXPERIAN GROUP LIMITED

SCHEDULE OF ANNOUNCEMENTS AND DOCUMENTS ISSUED
13 APRIL 2007 TO 16 MAY 2007

Exemption file number 82-35022

LONDON STOCK EXCHANGE ANNOUNCEMENTS AND OTHER PUBLIC FILINGS AND DISCLOSURES		
11/05/2007		Acquisition of Tallyman collections business
03/05/2007		Acquisition of Emailing Solution
01/05/2007		Director Declaration
30/04/2007		Total Voting Rights
19/04/2007		Acquisition of Hitwise
17/04/2007		Second Half Trading Update
16/04/2007		Acquisition of Informarketing

experian

RNS
REG-Experian Group Ltd Acquisition

Released: 11/05/2007

RNS Number:4348W
Experian Group Limited
11 May 2007

Experian Group Limited

Acquisition of Tallyman collections business

Experian, the global information solutions company, announces that it has acquired the Tallyman collections management software business. Tallyman is used by clients in the UK, Europe and Asia Pacific. This acquisition is a natural extension to Experian's existing product offer in Decision Analytics.

Tallyman provides software and services for managing and collecting overdue debts in the utilities, telecommunications, financial services and public sectors. Its clients include Vodafone, British Gas and ABN Amro.

Sales of Tallyman in the year to 30 September 2006 were £9m and gross assets as at 30 September 2006 were £3m. Tallyman was purchased from Talgentra, a software solutions company.

Enquiries

Experian
Fay Dodds Director of Investor Relations
020 3042 4215

Finsbury
Rollo Head
James Wyatt-Tilby
020 7251 3801

Experian announcements are available on www.experiangroup.com

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experian

RNS
REG-Experian Group Ltd Acquisition

Released: 03/05/2007

RNS Number:0268W
Experian Group Limited
03 May 2007

Experian Group Limited

Acquisition of Emailing Solution

Experian, the global information solutions company, announces that it has acquired Emailing Solution, a leading French permission-based email marketing company. This acquisition extends the geographical reach of our existing CheetahMail business into one of the largest and fastest growing email markets in Europe. CheetahMail now has offices in six countries, serving clients in over 30 countries.

Founded in 2001, Emailing Solution provides email development, delivery and management services to over 300 clients in the retail, catalogue, financial services and media sectors. All emails are sent on behalf of clients to consumers who have given their consent to receive marketing and commercial emails. Its clients include AXA, Orange, Staples and HP.

Emailing Solution's sales in the year to December 2006 were e4m, with gross assets as at December 2006 of e2m. The company was purchased from its founders and will form part of Experian's Marketing Solutions business.

Enquiries

Experian

Fay Dodds Director of Investor Relations 020 3042 4215

Finsbury

Rollo Head James Wyatt-Tilby 020 7251 3801

Experian announcements are available on www.experiangroup.com

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small e before a number denotes euros

experian

RNS
REG-Experian Group Ltd Director Declaration

Released: 01/05/2007

RNS Number:8506V
Experian Group Limited
01 May 2007

Experian Group Limited

Pursuant to Listing Rule 9.6.14R, Experian Group Limited hereby notifies the following change in the information set out in Listing Rule 9.6.13R(1) in respect of John Peace, Chairman:

Mr Peace has been appointed a Non-Executive Director of Standard Chartered PLC with effect from 1 August 2007.

Charles Brown, Company Secretary

1 May 2007

END
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experian

RNS
REG-Experian Group Ltd Total Voting Rights

Released: 30/04/2007

RNS Number:7616V
Experian Group Limited
30 April 2007

ANNOUNCEMENT

EXPERIAN GROUP LIMITED
(THE "COMPANY")
VOTING RIGHTS AND CAPITAL

In conformity with transitional provision 6 of the Transparency Directive, we hereby notify the market of the following:

As of 30 April 2007, the Company's capital consists of 1,022,297,417 ordinary shares of 10 US cents each with voting rights and 20 deferred shares of 10 US cents each which have no voting rights. The total number of voting rights in Experian Group Limited is therefore 1,022,297,417.

The figure of 1,022,297,417 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company's shares under the FSA's Disclosure and Transparency Rules.

Charles Brown
Company Secretary
Experian Group Limited

This information is provided by RNS
The company news service from the London Stock Exchange

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experian

RNS
REG-Experian Group Ltd Acquisition

Released: 19/04/2007

RNS Number:1409V
Experian Group Limited
19 April 2007

Experian Group Limited

Acquisition of Hitwise

Experian, the global information solutions company, announces that it has acquired Hitwise, a leading Internet marketing intelligence company, which helps clients monitor the performance of their websites and target their online advertising spend more effectively. The purchase price is approximately $240m and will be funded from Experian's existing cash resources. The transaction is subject to regulatory approval.

Don Robert, Chief Executive Officer of Experian, commented:

"We have been successfully repositioning our Marketing Solutions business to meet our clients' needs as they continue to switch more of their advertising spend online. Hitwise, which is a rapidly growing, successful business, brings new, unique data to Experian and complements the existing data, tools and expertise that we already offer to clients in other areas such as research services and email distribution."

Andrew Walsh, Chief Executive Officer of Hitwise, said:

"Over the last 10 years, Hitwise has developed a truly unique digital intelligence service that helps inform the online marketing strategies of 1,200 clients around the world every day. We are excited to become part of Experian,

having worked with them for over four years. We will now be able to accelerate Hitwise's growth and profitability through access to Experian's wider pool of data, tools and clients, while more quickly expanding our global footprint."

Description of Hitwise

Founded in 1998, Hitwise collects and aggregates information from Internet Service Providers (ISPs) on how over 25 million consumers use and search the Internet in the US, UK, Australia and other countries in Asia Pacific. Using proprietary technology, Hitwise reports on nearly a million websites each day and sells this information to companies who market their services online. The data allows companies to benchmark their websites against competitors in terms of visitor market share, visitor profiles and time spent on sites. It also helps companies to determine which are the best websites on which to advertise, which search engines drive traffic to their sites and which key words are most effective.

To safeguard consumer privacy, the data excludes personally identifiable information and is aggregated into socio-demographic marketing segments. Hitwise owns this data once it has been processed.

Hitwise has over 1,200 clients across numerous sectors including financial services, media, travel and retail. Hitwise's clients include HSBC, AXA, Google, eBay, CBS News, ask.com, IKEA, MTV and Qantas. The top ten clients only account for 5% of sales. 43% of sales are generated in the US, 36% in the UK and 21% from Australia and Asia Pacific. Hitwise benefits from clear barriers to entry, reflecting the scale of its operations, the quality of its data and its long term ISP relationships.

Rationale for acquisition

The acquisition of Hitwise continues the repositioning of Experian's Marketing Solutions activities. Companies are increasingly shifting from mass marketing through established media, such as direct mail, to more targeted marketing through many more channels, including email, Internet and mobile devices. Through its expertise in website monitoring, Hitwise extends the range of marketing services that Experian can offer its clients.

Hitwise strengthens Experian's position in market research by bringing new, unique data to Experian on how consumers behave online, to complement our existing knowledge of how they behave offline. Hitwise's services are also complementary to other Experian products. For example, Hitwise will leverage the

sales and distribution network of CheetahMail, our email delivery and analytics company.

Hitwise operates in high growth markets. It is estimated that total US online advertising spend, for example, will grow by about 20% CAGR between 2005 and 2010 to $32bn as Internet usage by both consumers and businesses grows (source: Interactive Advertising Bureau). This growth in Internet advertising is fuelling demand from companies to target better their advertising spend (be it for search marketing, local search or banner advertising) and to measure its effectiveness. Hitwise helps companies achieve both these objectives.

Hitwise has good organic growth prospects, driven by:

- adding new clients in existing geographies - Hitwise has increased its customer base by more than 40% in the last two years;
- selling additional products to existing clients - Hitwise has a good track record;
- product innovation - Hitwise continues to develop its proprietary technology to provide marketers with new ways of analysing Internet activity; and
- geographic expansion - Hitwise has the opportunity over time to move into other parts of Western Europe and Asia.

Financial performance

Hitwise has an attractive financial model. Revenue is highly predictable as clients generally pay annual licence fees in advance and customer retention rates are high. Cost growth is also relatively low once critical mass has been reached in a market, as Hitwise pays for the data from the ISPs once and then resells it many times.

This model underpins Hitwise's expected future growth. In the year to 31 March 2007, Hitwise is expected to generate sales of approximately $40m (a year-on-year increase of about 50%) and a small profit. Given that the visibility of future revenue is high, Experian expects Hitwise to grow sales by more than 40% in the year to 31 March 2008 and generate EBIT (before amortisation of acquisition intangibles) of $12-15m. The acquisition is expected

to be neutral to Benchmark earnings* in the year to March 2008 and generate a post-tax double-digit return in the third full financial year on a fully-taxed basis.

Hitwise, which has been acquired from its original backers and management, will form part of Experian Marketing Solutions. Hitwise has over 200 employees based mainly in Melbourne, New York and London. The acquisition is expected to close in May 2007.

Enquiries

Experian

Paul Brooks	Chief Financial Officer	020 3042 4215
Fay Dodds	Director of Investor Relations	

Finsbury

Rollo Head	020 7251 3801
James Wyatt-Tilby	

Experian announcements are available on www.experiangroup.com

There will be a conference call today at 9am UK time to discuss this transaction. Slides accompanying this call can be either downloaded or viewed live in conjunction with the conference call by visiting www.experiangroup.com. A recording of the call will also be available later in the day on the website.

All financial information is based on unaudited management accounts. Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward-looking statements.

*Benchmark earnings: earnings before amortisation of acquisition intangibles, goodwill impairments, changes in respect of demerger-related equity incentive plans, exceptional items, financing fair value measurements and taxation.

This information is provided by RNS
The company news service from the London Stock Exchange

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experian

RNS
REG-Experian Group Ltd Second Half Trading Update

Released: 17/04/2007

RNS Number:9594U
Experian Group Limited
17 April 2007

Experian Group Limited

Second Half Trading Update

Experian, the global information solutions company, today issues an update on trading in the six months to 31 March 2007.

Commenting on the performance of Experian, Don Robert, Chief Executive Officer, said:

"We are pleased with the way our businesses have performed in the second half, ensuring a strong outcome for the year. This performance reflects the strength and scale of the Experian business model around the world. While we continue to face challenges in some of the markets in which we operate, we look forward to the future with confidence."

Experian Group

% change in sales year-on-year for the six months to 31 March 2007

Continuing activities only*	Total growth % At actual exchange rates#	Total growth % At constant exchange rates	Organic growth % At constant exchange rates
Americas	12	12	9

UK and Ireland	26	14	6
EMEA/Asia Pacific	17	9	8
Experian	16	12	8

* As previously disclosed, two businesses have been treated as discontinuing from 1 April 2006. These are MetaReward's incentive marketing websites, which have been closed, and large scale UK account processing, where Experian has announced its phased withdrawal by Autumn 2009

Experian is reporting in US dollars

In the six months to 31 March 2007, sales from continuing activities at Experian increased by 12% at constant exchange rates. Organic growth was 8%, consistent with the rate in the first half of the year (7%).

Globally in the second half, there was continued strong double-digit organic growth in Decision Analytics and Interactive, Credit Services returned to mid single-digit growth and Marketing Solutions sales were in line with last year on an organic basis. Acquisitions contributed 4% to sales growth in the period.

Experian acquired five businesses during the half - a business and consumer credit bureau in Estonia, an additional US affiliate credit bureau, a US business information distributor, Adhoc Solutions (Belgian micromarketing) and ERS, a UK-based economic research consultancy. Experian also purchased a minority stake in Sinotrust, a business information and market research company in China and, after the year end, acquired Informarketing, a direct marketing services provider in Brazil.

Americas
In dollars, sales in the Americas from continuing activities in the six months to 31 March 2007 increased by 12% in total. Organic growth was 9%, with PriceGrabber, which was acquired in mid-December 2005, generating the remaining 3%.

Credit Services saw mid single-digit organic growth in the second half, with particularly good performances in account management and collections within consumer credit and good growth elsewhere in business information and automotive. Decision Analytics again performed strongly in the second half, while sales in Marketing Solutions were marginally down year-on-year.

Organic sales growth at Interactive was slightly less than 20% in the second

half of the year, with the deceleration in the fourth quarter reflecting the impact on LowerMyBills of the slowdown in the US sub-prime mortgage market. Sales at LowerMyBills were down 5% in the second half (Q3: unchanged; Q4: down 8%). The other Interactive businesses performed strongly in the period.

UK and Ireland

Sales from continuing activities in the UK and Ireland increased by 14% in the second half at constant exchange rates. Organic growth was 6%, with acquisitions, mainly ClarityBlue (acquired in January 2006) and Eiger Systems (acquired in June 2006), contributing the balance.

The environment for UK financial services companies was again challenging, which affected both Credit Services and Marketing Solutions. Credit Services showed low single-digit organic sales growth in the half. Marketing Solutions was in line with last year, including a strong organic growth performance from ClarityBlue, partly offset by the impact of major new contracts in the second half of last year at QAS. Decision Analytics delivered another consistent period of high single-digit sales growth, with continued momentum in fraud prevention. Interactive sales more than doubled in the half.

In March 2007, Experian announced its intention to integrate its UK marketing data, processing and database management activities into a single business unit. Customers will benefit from one point of contact with Experian across one technology platform. As a result, there will be a headcount reduction over time of about 100, in areas such as sales, delivery and systems. Restructuring costs, which will be charged against EBIT, are expected to be about $12m, of which about $8m has been incurred in the year ended 31 March 2007, with the balance in the current financial year.

EMEA/Asia Pacific

At constant exchange rates, sales in EMEA/Asia Pacific increased by 9% in the half, of which organic growth contributed 8%. Credit Services sales accelerated in the second half, driven by stronger growth in French transaction processing. This reflects the first time contribution of contract wins during the year and continued double-digit increases from the consumer credit bureaux in Southern and Eastern Europe and South Africa. Both Decision Analytics and Marketing Solutions delivered double-digit sales growth in the period.

Future announcements

Experian will announce its Preliminary Results on 23 May 2007. Its First Quarter Trading Update will be announced on 12 July 2007.

Enquiries

Experian		
Paul Brooks	Chief Financial Officer	0203 042 4215
Fay Dodds	Director of Investor Relations	
Finsbury		
Rollo Head		0207 251 3801
James Wyatt-Tilby		

This announcement is available on the Experian website, www.experiangroup.com. There will be a conference call to discuss this update at 3.00pm today with a recording available later on the website.

All financial information is based on unaudited management accounts. Certain statements made in this Trading Update are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward-looking statements.

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experian

RNS
REG-Experian Group Ltd Acquisition of Informarketing

Released: 16/04/2007

RNS Number:8928U
Experian Group Limited
16 April 2007

16 April 2007

Experian Group Limited

Acquisition of Informarketing

Experian, the global information solutions company, announces that it has acquired Informarketing, a leading direct marketing services provider in Brazil. This acquisition will help Experian to build its presence in this high growth market.

Founded in 1995, Informarketing provides marketing data, services and analytical tools primarily to the financial services sector. Its clients include multinational and local companies, including HSBC, Banco Safra and UOL, the largest Internet Service Provider in Brazil.

Informarketing's sales in the year to December 2006 were $6m, with gross assets as at 31 March 2007 of $2m. The company was purchased from its founder. Informarketing will become part of Experian's Marketing Solutions division.

Enquiries

Experian
Fay Dodds   Director of Investor Relations   020 3042 4215

Finsbury
Rollo Head 020 7251 3801
James Wyatt-Tilby

Experian announcements are available on www.experiangroup.com

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